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          HOCHTIEF AG Commences Tender Offer for The Turner Corporation

            Essen, Germany, August 20, 1999 -- HOCHTIEF AG today announced that, in accordance with its previously announced merger agreement with The Turner Corporation, HOCHTIEF'S indirect wholly owned subsidiary, Beta Acquisition Corp., today commenced a tender offer for all the issued and outstanding shares of Turner Common Stock, including the associated Rights, and all issued and outstanding shares of Turner's Series C 8 1/2% Convertible Preference Stock and Series D 8 1/2% Convertible Preference Stock, at a price of $28.625 per share of Turner Common Stock, $4,770.8333 per share of Series C 8 1/2% Convertible Preference Stock and $4,293.75 per share of Series D 8 1/2% Convertible Preference Stock, in each case, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 20, 1999, and in the related Letters of Transmittal.

            The offer will expire at 12:00 midnight, New York City time, on Friday, September 17, 1999, unless the Offer is extended. The Offer is conditioned upon, among other things, (i) there having been validly tendered and not withdrawn prior to the expiration of the Offer at least the number of shares of Turner Common Stock, shares of Series C 8 1/2% Convertible Preference Stock and Series D 8 1/2% Convertible Preference Stock (collectively, the "Turner Preferred Stock") (determined as if shares of Turner Preferred Stock had been converted into shares of Turner Common Stock) that, together with the shares already owned by HOCHTIEF, shall constitute two-thirds of the outstanding shares of Turner Common Stock on a fully diluted


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basis; and (ii) any applicable waiting period under the Hart-Scott-Rodino
Antitrust Improvements Act of 1976, as amended, having expired or been terminated.

            First Chicago Trust Company of New York will act as depositary for the tender and Innisfree M&A Incorporated will act as the Information Agent.

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            Headquartered in New York City, The Turner Corporation, through
Turner Construction Company and other construction subsidiaries, is one of the nation's leading general contractors, providing a complete range of construction and program management services to the building market. Special emphasis is placed on the commercial, retail, education, pharmaceutical, healthcare, sports and justice sectors.

            With more than sixty percent of Turner Corporation's business coming from repeat clients, Turner is recognized as an industry leader in providing quality service in diverse markets. The Company has a strong knowledge of the local markets in which it operates, providing excellent service to key areas that offer the greatest potential and highest return.

            Operating through 41 offices, Turner has construction projects underway throughout the United States and abroad. During 1998, The Turner Corporation completed in excess of $4.1 billion in construction.

            With its work done valued at DM 12.3 billion last year, HOCHTIEF is Germany's largest construction firm. Roughly 48 percent of the Group's business is done outside Germany. HOCHTIEF is increasingly involved not just in planning and building, but also in financing and operating complex infrastructure and other projects. As natural complements to its core business segment of building, HOCHTIEF is continuously expanding its range of services: Airport Management, Project Development, Software, Environmental Technology and
Facility Management now feature more and more strongly in the framework of its business.
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            HOCHTIEF's operations in North America have in the past been channeled via its participating interest in Kitchell Corporation, of Phoenix, Arizona. It will retain its current holding of 35.34 percent of Kitchell's equity unchanged. Kitchell primarily operates in the traditional construction and general contracting business in the southwestern United States. HOCHTIEF also runs operations in Western Europe, Eastern Europe, Latin America, Southeast Asia and Africa.